FOR IMMEDIATE RELEASE	TSX:SLW
August 11, 2005	AMEX:SLW

Silver Wheaton Acquires Shares of Bear Creek Mining Corporation

Vancouver, British Columbia – Silver Wheaton Corp. (TSX, AMEX:SLW) (“Silver Wheaton”) , in accordance with regulatory requirements, announces that it has acquired 4,821,905 common shares of Bear Creek Mining Corporation (TSXV:BCM) (“Bear Creek”) on the open market at a price of CDN$3.03. These securities represent a 15% interest in Bear Creek on an undiluted basis, and a 12.2% interest on a fully diluted basis.

The above-noted securities were acquired by Silver Wheaton for investment purposes. These investments will be reviewed on a continuing basis and such holdings may be increased or decreased in the future.

Silver Wheaton is the only mining company with 100% of its revenue from silver production, reporting record earnings of US$6.7 million for the second quarter of 2005. Silver Wheaton is debt-free, unhedged and well positioned for further growth.

For further information, please contact:

David Awram

Investor Relations Manager

Silver Wheaton Corp.

Tel: 1-800-380-8687

Email: info@silverwheaton.com

Website: www.silverwheaton.com